Exhibit 99.1

 PRESS RELEASE

BROOKFIELD INFRASTRUCTURE COMPLETES ANNUAL FILINGS

Brookfield, News, February 29, 2016 –Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has filed its 2015 annual report on Form 20-F (the "Annual Report"), including its audited financial statements for the year ended December 31, 2015, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available under the Financial Reports section (www.brookfieldinfrastructure.com/AnnualReports) of our website and a hard copy will be provided to unitholders free of charge upon request.

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Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications sectors across North and South America, Australia and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $225 billion of assets under management. For more information, go to www.brookfield.com

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Andrew Willis Senior Vice President, Communications and Media Tel: (416) 369-8263 Email: andrew.willis@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com